Exhibit 99.1

ROYALTY PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is made as of the 23rd day of March, 2015.

BETWEEN:

IAMGOLD CORPORATION, a company incorporated under the laws of Canada,

(the “Vendor”),

AND

SANDSTORM GOLD LTD., a company incorporated under the laws of the Province of British Columbia

(the “Purchaser”),

WHEREAS:

A.	Diavik Diamond Mines Inc. (“DDMI”), Harry Winston Diamond Mines Ltd. (formerly named Aber Diamond Mines Ltd.) (“Aber”) and Repadre Capital Corporation (“Repadre”) have executed a royalty agreement dated as of the 30th day of September 2003 (such agreement, together with all amendments, supplements, restatements and replacements thereof from time to time, is herein referred to as the “Royalty Agreement”);

B.	The Vendor is a successor by amalgamation to Repadre;

C.	Aber transferred its rights and obligations in and to the Royalty Agreement to Harry Winston Diamond Limited Partnership (“Harry Winston”) and Harry Winston transferred its rights and obligations in and to the Royalty Agreement to Dominion Diamond Diavik Limited Partnership (“DDDLP”), such that the Royalty Agreement is between DDMI, DDDLP and the Vendor; and

D.	The Vendor wishes to sell, and the Purchaser wishes to purchase, the Purchased Assets (as defined below) on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the Parties covenant and agree as follows:

1.	Interpretation

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a)	“Aber Royalty” has the meaning ascribed thereto in the Royalty Agreement;

(b)	“Affiliates” means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person;

(c)	“Agreement” means this Agreement, including its recitals and schedules, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

(d)	“Assignment and Assumption Agreement” means the assignment and assumption agreement to be executed by the Vendor and the Purchaser in respect of the Purchased Assets in the form attached hereto as Schedule A;

(e)	“Closing” means the completion of the transactions contemplated by this Agreement;

(f)	“Closing Date” means the date of the execution and delivery of this Agreement by the Parties, or such other date as may be agreed upon in writing by the Parties;

(g)	“DDMI Royalty” has the meaning ascribed thereto in the Royalty Agreement;

(h)	“Effective Date” means January 1, 2015;

(i)	“Encumbrance” means any lien, charge, pledge, hypothecation, security interest, title retention right or purchase right, including any agreement to grant any of the foregoing, or other encumbrance of any nature or kind whatsoever;

(j)	“Governmental Authority” means: (i) any domestic or foreign, national, federal, provincial, state, regional, municipal, county or other local government; (ii) any body exercising any statutory, regulatory, expropriation or taxing authority on behalf or under the authority of any of the governments described in (i) above or any laws, including any ministry, directorate, department, commission, bureau, board, administrative or other agency, regulatory body or instrumentality thereof; (iii) any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority operating under the authority of any of the governments described in (i) above or any laws; and (iv) any domestic or foreign judicial, quasi-judicial or administrative court, tribunal, commission, board or panel acting under the authority of any of the governments described in (i) above or any laws;

(k)	“Judgment” means, any judgment, decree, order, decision, injunction, award or ruling of any Governmental Authority;

(l)	“Parties” means the parties to this Agreement and “Party” means any one of them;

(m)	“Permitted Encumbrances” means Encumbrances, choate or inchoate or any deemed trusts or liens arising under applicable laws, including, without limitation, for vacation pay, amounts due and not paid under any legislation relating to workers’ compensation or to employment insurance, all amounts deducted or withheld and not paid and remitted when due under the Income Tax Act (Canada), amounts currently or past due and not paid for realty, municipal or similar taxes (to the extent impacting personal or moveable property), amounts for goods and services taxes, sales taxes and harmonized sales taxes, the amount of any unfunded pension liability under any pension plan and all amounts currently or past due and not contributed, remitted or paid to any pension plan or under the Canada Pension Plan, the Pension Benefits Standards Act (Canada) or any similar legislation;

(n)	“Property” has the meaning ascribed thereto in the Royalty Agreement;

(o)	“Purchased Assets” means all of the Vendor’s rights under the Royalty Agreement, including the Aber Royalty and the DDMI Royalty;

(p)	“Purchaser Public Disclosure Record” means all documents and information required to be filed by the Purchaser under applicable securities laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the one year prior to the date hereof;

(q)	“Purchaser Shares” means the common shares in the capital of the Purchaser;

(r)	“Royalty Payors” means DDMI and DDDLP;

(s)	“Royalty Payors Assumption Agreement” means the assumption agreement to be executed by each of the Vendor and the Purchaser in favour of the Royalty Payors in respect of the Purchased Assets in the form attached hereto as Schedule B;

(t)	“Sandstorm Warrants” has the meaning ascribed thereto in Section 2.2; and

(u)	“Warrant Shares” means the Purchaser Shares issuable on the exercise of the Sandstorm Warrants.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Currency

A reference to “US$” is to the lawful currency of the United States of America from time to time.

1.5	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Form of Assignment and Assumption Agreement
Schedule B – Form of Royalty Payor Assumption Agreement
Schedule C – Form of Warrant Certificate

2.	Purchase and Sale

2.1	Purchase and Sale of Purchased Assets

Upon the terms and subject to the conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendor, without representation or warranty of any kind whatsoever, express or implied, as to title or otherwise except for the Vendor Warranties set forth in Section 3.1, the Purchased Assets and all of the Vendor’s right, title and interest therein.

2.2	Purchase Price

The aggregate purchase price for the Purchased Assets shall be:

(a)	US$52.5 million in cash (the “Cash Purchase Price”); and

(b)	warrants to purchase up to 3 million Purchaser Shares, which warrants shall be in the form of Schedule C (the “Sandstorm Warrants”).

2.3	Taxes

All applicable taxes with respect to the Transaction shall be paid by the Parties who are liable therefor in accordance with applicable law.

3.	Representations and Warranties

3.1	Representations and Warranties of the Vendor

The Vendor represents and warrants to the Purchaser in respect of itself and the Purchased Assets only as follows, in each case subject to the limitations set forth in Section 4.1, and acknowledges that the Purchaser will rely on such representations and warranties in entering into this Agreement, and in concluding the transactions contemplated hereunder:

(a)	Organization and Power. The Vendor is a duly incorporated, organized and validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power to own its interest in the Purchased Assets and to carry out its obligations under this Agreement;

(b)	Due Authorization. The execution and delivery of this Agreement and the carrying out of the transactions contemplated hereunder on the part of the Vendor have been duly authorized by all necessary corporate action on the part of the Vendor;

(c)	Validity of Agreement. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity;

(d)	Non-contravention. None of the execution and delivery of this Agreement by the Vendor, the completion of the transactions contemplated hereunder, or compliance by the Vendor with any of the provisions hereof will conflict with or result in the breach or violation of any laws or any of the terms and provisions of the organizational documents of the Vendor or of any indenture or other agreement, instrument or obligation to which the Vendor is a party or by which it is bound;

(e)	Title and Encumbrances. The Vendor owns its right, title and interest in the Purchased Assets free and clear of all Encumbrances, except for Permitted Encumbrances, and the interest in the Purchased Assets to be sold, assigned, transferred and conveyed to the Purchaser hereunder shall be sold, assigned, transferred and conveyed by the Vendor to the Purchaser free and clear of all Encumbrances. Neither the Vendor nor, to the knowledge of the Vendor, the Royalty Payors, is in default in any material respect of any of the provisions of the Royalty Agreement. The Vendor has not given an instrument in writing to the Royalty Payors pursuant to Section 17.2 of the Royalty Agreement to be executed by the Royalty Payors to provide notice to third parties of the Aber Royalty and the DDMI Royalty and no such instrument in writing has been recorded by the Vendor against title to the Property;

(f)	No Option. No person other than the Purchaser has any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase from the Vendor of any of the Purchased Assets. There are no oral or written agreements or rights capable of being an agreement to which the Vendor is a party or by which the Vendor is or may be bound that would reasonably be expected to affect the rights of the Vendor under the Royalty Agreement that are being transferred;

(g)	Litigation. There are no material claims, actions, suits, arbitrations, inquiries, investigations or proceedings against the Vendor relating to or affecting the Purchased Assets for which process has been officially served, in accordance with requisite laws, nor to the knowledge of the Vendor, are any of the same pending or threatened. To the knowledge of the Vendor, there is no reasonable basis for any such proceeding notice of which has been given in writing to the Vendor. There are no Judgments outstanding against the Vendor which affect the Vendor’s right to enter into this Agreement or to sell, assign and transfer the Purchased Assets as contemplated herein;

(h)	Material Information. The Vendor has provided the Purchaser with access to all material information in its possession or under its control, that relates, directly or indirectly, to the Purchased Assets; and

(i)	Broker’s Fees. The Vendor has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated hereunder for which the Purchaser could become liable or obligated.

The representations and warranties in this Section 3.1, in each case subject to the limitations set forth in Section 4.1, are termed the “Vendor Warranties” and shall survive the Closing and continue in full force and effect for a period of one year from the Closing Date.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor as follows, and acknowledges that the Vendor will rely on such representations and warranties in entering into this Agreement, and in concluding the transactions contemplated by this Agreement:

(a)	Organization and Power. The Purchaser is a duly incorporated, organized and validly subsisting company in good standing under the laws of its jurisdiction of incorporation and has the corporate power to enter into this Agreement and to carry out its obligations under this Agreement;

(b)	Due Authorization. The execution and delivery of this Agreement and the other documents to be executed and delivered by the Purchaser hereunder and the carrying out of the transactions contemplated hereunder on the part of the Purchaser have been duly authorized by all necessary corporate and shareholder action on the part of the Purchaser;

(c)	Validity of Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity;

(d)	Non-contravention. None of the execution and delivery of this Agreement by the Purchaser, the completion of the transactions contemplated hereunder, or compliance by the Purchaser with any of the provisions hereof will conflict with or result in the breach or violation of any laws or any of the terms and provisions of the organizational documents of the Purchaser or of any indenture or other agreement, instrument or obligation to which the Purchaser is a party or by which it is bound;

(e)	Capitalization. The authorized share capital of the Purchaser consists of an unlimited number of Purchaser Shares without par value. As of the date hereof there are: (i) 117,478,182 Purchaser Shares issued and outstanding and no other shares of any class or series outstanding; (ii) outstanding share purchase options providing for the issuance of 6,852,607 Purchaser Shares upon the exercise thereof; (iii) outstanding warrants providing for the issuance of 10,116,803 Purchaser Shares upon the exercise thereof; and (iv) 578,334 restricted share rights issued and outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Purchaser Shares issuable upon exercise of outstanding stock options, warrants and restricted share rights of the Purchaser in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. The Sandstorm Warrants to be issued to the Vendor pursuant to the terms hereof have been duly authorized and will be, upon issuance, validly issued. All Warrant Shares to be issued upon exercise of the Sandstorm Warrants, have been duly authorized and will be, upon issuance, validly issued as fully-paid and non-assessable and will not be subject to any pre-emptive rights. Except as set forth above and other than has been publicly disclosed on February 18, 2015 with respect to an acquisition transaction with Gold Royalties Corporation, and other than Purchaser Shares and options or other securities issuable pursuant to the Purchaser’s stock option plan and restricted share plan, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Purchaser of any shares of the Purchaser or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Purchaser;

(f)	Public Disclosure Record. Since December 31, 2014: (i) the Purchaser has conducted its business only in the ordinary and normal course; and (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Purchaser has been incurred other than in the ordinary course of business. Since December 31, 2014, except as disclosed in the Purchaser Public Disclosure Record, there has been no material change in respect of the Purchaser and its subsidiaries, taken as a whole, and the debt, business and material property of the Purchaser and its subsidiaries conform in all material respects to the description thereof contained in the Purchaser Public Disclosure Record;

(g)	Broker’s Fees. The Purchaser has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated hereunder for which the Vendor could become liable or obligated; and

(h)	Purchaser’s own inquiries. Without prejudice to its reliance on the Vendor Warranties, the Purchaser has examined all of the information concerning the Purchased Assets obtained independently by the Purchaser or supplied to it by or on behalf of the Vendor; obtained such independent advice as it considers necessary; made such inquiries of the Vendor as it considers necessary; has knowledge and experience in mining, legal, tax and financial matters; has fully and completely evaluated the merits and risks associated with the purchase of the Purchased Assets; and is aware of the actual and potential risks for a transaction of this nature that are generally known within the global mining industry and within the jurisdiction to which the Purchased Assets relates.

The representations and warranties in this Section 3.2 shall survive the Closing and continue in full force and effect for a period of one year from the Closing Date.

4.	Acknowledgements of the Purchaser

4.1	As is Where is Basis

The Purchaser acknowledges, covenants and agrees that the Vendor makes no implied representations or warranties of any kind or nature whatsoever with respect to the subject matter of this Agreement, all of which are expressly excluded to the maximum extent allowed by law, and no implied representations or warranties are or have been made relating to the following, and the Purchaser acknowledges and agrees it is taking the Purchased Assets on an “AS IS”, “WHERE IS” and  “WITH ALL FAULTS” basis. The Purchaser acknowledges and agrees that the Purchaser will acquire the Purchased Assets based solely upon their own investigations and due diligence as well as the Vendor Warranties.

5.	Pre-closing Covenants

5.1	Ancillary Agreements

Each of the Parties hereby covenants and agrees with the other Party that, prior to Closing, it shall execute and deliver each of the Assignment and Assumption Agreement and the Royalty Payors Assumption Agreement.

5.2	Stock Exchange Listings

The Purchaser will, at its cost and expense, use all commercially reasonable efforts to cause the Warrant Shares to be approved for listing on the primary exchange on which the Purchaser’s shares are listed.

6.	Conditions of Closing

6.1	Conditions for the Benefit of the Vendor

The obligation of the Vendor to complete the transactions contemplated by this Agreement is subject to the fulfilment of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

(b)	Covenants. All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed.

(c)	Bring Down Certificate. There having been delivered to the Vendor a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed.

(d)	Officer’s Certificate. The Vendor shall have received at the Closing an officer’s certificate of the Purchaser, dated as of the Closing Date, as to: (a) its constating documents; (b) a resolution of the board of directors authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement; and (c) incumbency and signatures of the signatories of the Purchaser authorized to sign this Agreement or any other documents required to be delivered hereunder.

(e)	Illegality. No injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits the transactions contemplated by this Agreement.

(f)	Stock Exchange Listings. Each of the Toronto Stock Exchange and the NYSE Market Exchange will have accepted the notice for the listing of the Warrant Shares and will not have imposed any restrictions on the transferability of the Warrant Shares, including requiring any legends to be included on such Warrant Shares that would be in addition to any legends required under applicable securities laws, and will have approved the listing of all such Warrant Shares on the Toronto Stock Exchange and the NYSE Market Exchange.

The conditions in this Section 6.1 are for the exclusive benefit of the Vendor and, where permissible by law, may be waived by the Vendor in whole or in part.

6.2	Conditions for the Benefit of the Purchaser

The obligation of the Purchaser to complete the transactions contemplated by this Agreement is subject to the fulfilment of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

(b)	Covenants. All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed.

(c)	Bring Down Certificate. There having been delivered to the Purchaser a certificate of the Vendor dated the Closing Date, executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the Vendor in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed.

(d)	Officer’s Certificate. The Purchaser shall have received at the Closing an officer’s certificate of the Vendor, dated as of the Closing Date, as to: (a) its constating documents; (b) a resolution of the board of directors authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement; and (c) incumbency and signatures of the signatories of the Vendor authorized to sign this Agreement or any other documents required to be delivered hereunder.

(e)	Illegality. No injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits the transactions contemplated by this Agreement.

The conditions in this Section 6.2 are for the exclusive benefit of the Purchaser and, where permissible by law, may be waived by the Purchaser in whole or in part.

7.	Closing Transactions

7.1	Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Toronto, Ontario at 8:00 a.m. (Toronto time) on the Closing Date, or at such other time and date or such other place as the Parties may agree upon.

It is intended that the purchase and sale of the Purchased Assets will be completed at Closing only if all conditions of Closing have been satisfied or waived by each Party entitled to waive such conditions.

7.2	Vendor’s Closing Documents

At the Closing, the Vendor shall deliver the following to the Purchaser:

(a)	duly executed certificates of the Vendor pursuant to Sections 6.2(c) and 6.2(d);

(b)	satisfactory evidence of notice provided to the Royalty Payors as required by Section 13.1 of the Royalty Agreement;

(c)	the Assignment and Assumption Agreement duly executed by the Vendor;

(d)	the Royalty Payors Assumption Agreement duly executed by the Vendor; and

(e)	a receipt from the Vendor for the Cash Purchase Price and the Sandstorm Warrants.

7.3	Purchaser’s Closing Documents

At the Closing, the Purchaser shall deliver the following to the Vendor:

(a)	the Cash Purchase Price by wire transfer to an account designated by the Vendor by written notice to the Purchaser prior to Closing;

(b)	the Sandstorm Warrants registered as directed by the Vendor, duly executed by the Purchaser;

(c)	duly executed certificates of the Purchaser pursuant to Sections 6.1(c) and 6.1(d);

(d)	the Assignment and Assumption Agreement duly executed by the Purchaser; and

(e)	the Royalty Payors Assumption Agreement duly executed by the Purchaser.

8.	Effective Date

The purchase and sale of the Purchased Assets pursuant to this Agreement is effective as of the Effective Date. Notwithstanding when such amounts are paid, any amounts earned on the Purchased Assets relating to the period prior to the Effective Date are for the account of the Vendor and any amounts earned on the Purchased Assets relating to the period after the Effective Date are for the account of the Purchaser.

9.	Assumed Liabilities

From and after the Effective Date, the Purchaser shall assume the Royalty Agreement and all obligations of the Vendor thereunder and shall assume, pay and discharge as and when due and be responsible for all liabilities, if any, arising out of, under or by virtue of the Royalty Agreement, or arising out of, under or by virtue of the ownership by the Vendor of the Purchased Assets, in any such case whether fixed, absolute or contingent (collectively, the “Assumed Liabilities”). For greater certainty, any of the Vendor’s rights and liabilities arising out of, concerning or relating to the requirements of Sections 5.2, 5.4 and 5.6 of the Royalty Agreement in relation to the period prior to January 1, 2015 (save and except for rights pursuant to the provisions of Section 6.4) shall remain with the Vendor.

The Vendor does hereby covenant and agrees with the Purchaser, as and by way of a post-Closing covenant that shall not merge on Closing, that it shall: (i) pursuant to the provisions of Sections 5.2 and 5.4 of the Royalty Agreement, in relation to the period prior to January 1, 2015, on demand therefor by the Royalty Payors, duly pay in cash any difference that may be due and owing by the Vendor to the Royalty Payors, together with interest thereon, pursuant to the terms and conditions of such sections, so as to avoid any offset in respect of such difference (together with interest thereon) as against the next following payment or payments of the Aber Royalty and the DDMI Royalty that shall be the property of the Purchaser; (ii) provide proof (within a reasonable period of time thereafter) of the making of the payment contemplated in Section 9(i); and (iii) keep the Purchaser reasonably informed as to all matters concerning its retention of certain rights and obligations as set forth in Sections 5.2, 5.4 and 5.6 of the Royalty Agreement, and in such regard and without limitation, subject to obtaining the prior written consent of the Royalty Payors, provide to the Purchaser promptly upon receipt, any and all documentation and other information that the Vendor may receive from time to time in connection with such matters, including pursuant to the provisions of Sections 5.6, 6.3 and 6.7 of the Royalty Agreement.

The Purchaser does hereby covenant and agrees with the Vendor, as and by way of a post-Closing covenant that shall not merge on Closing, that, in the event that, in relation to the period prior to January 1, 2015, the Royalty Payors provide the Purchaser or any of its Affiliates with one or more payments relating to any difference due and owning by the Royalty Payors to the Vendor, together with interest thereon, pursuant to the requirements of Sections 5.2 and 5.4 of the Royalty Agreement, it shall: (i) hold such payment in trust for the benefit of the Vendor; (ii) promptly provide the Vendor with notice in writing as to the receipt of such payment; (iii) promptly pay over to the Vendor all money received by it in connection with the foregoing; and (iv) keep the Vendor reasonably informed as to all matters concerning its retention of certain rights and obligations as set forth in Sections 5.2, 5.4 and 5.6 of the Royalty Agreement, and in such regard and without limitation, subject to obtaining the prior written consent of the Royalty Payors, provide to the Vendor promptly upon receipt, any and all documentation and other information that the Purchaser may receive from time to time in connection with such matters, including pursuant to the provisions of Sections 5.6, 6.3 and 6.7 of the Royalty Agreement.

10.	Indemnification

10.1	Indemnification by Purchaser

The Purchaser shall indemnify and hold harmless the Vendor, its Affiliates and their respective directors and officers from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered by the Vendor, its Affiliates or their respective directors and officers arising from or relating to:

(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in the certificate delivered pursuant to Section 6.1(c);

(b)	any breach of any covenant or agreement made pursuant to this Agreement by the Purchaser; and

(c)	the Assumed Liabilities.

10.2	Indemnification by Vendor

The Vendor shall indemnify and hold harmless the Purchaser, its Affiliates and their respective directors and officers from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered by the Vendor, its Affiliates, or their respective directors and officers arising from or relating to:

(a)	any breach or inaccuracy of any representation or warranty made by the Vendor in this Agreement or in the certificate delivered pursuant to Section 6.2(c); and

(b)	any breach of any covenant or agreement made pursuant to this Agreement by the Vendor, including without limitation, the provisions of Section 9 hereof.

10.3	Survival of Indemnity

The provisions of this Section 10 shall, unless otherwise expressly stated, survive the Closing and shall continue in full force and effect for the benefit of an indemnified party.

11.	Termination

This Agreement shall be subject to termination as follows:

(a)	by the mutual written consent of the Vendor and the Purchaser;

(b)	by the Vendor by notice to the Purchaser on or before the Closing Date if any one or more of the conditions set forth in Section 6.1 has become incapable of fulfillment or has not been fulfilled on the Closing and has been not been waived by the Vendor; or

(c)	by the Purchaser by notice to the Vendor on or before the Closing Date if any one or more of the conditions set forth in Section 6.2 has become incapable of fulfillment or has not been fulfilled on the Closing and has been not been waived by the Purchaser.

Any termination under this Section 11 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by the other Party.

12.	Miscellaneous

12.1	Expenses

Each Party shall each bear its own expenses incurred in connection with this Agreement and the transactions contemplated herein, including, without limitation, any taxes payable in respect of the assignment of the Royalty Agreement.

12.2	Notices

All notices, requests, demands or other communications required or permitted to be given by any Party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail, facsimile or email, addressed as follows:

To the Vendor:

IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, ON M5H 2Y4

Attention:	Jeffery Snow
Email:	jeffery_snow@iamgold.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street
Suite 2400
Bay Adelaide Centre
Toronto, Ontario, Canada M5H 2T6

Attention:	Michael Bourassa
Facsimile:	(416) 364-7813
Email:	mbourassa@fasken.com

To the Purchaser:

Sandstorm Gold Ltd.
Suite 1400
400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	Nolan Watson
Facsimile:	(604) 689-7317
Email:	nwatson@sandstormltd.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8

Attention:	Jennifer Traub
Facsimile:	(604) 691-6120
Email:	jtraub@casselsbrock.com

12.3	Further Assurances

Each of the Parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement.

12.4	Time of the Essence

Time shall be of the essence of this Agreement.

12.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the transactions contemplated by this Agreement and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Parties.

12.6	Assignment and Enurement

No Party may assign any right, benefit or interest in this Agreement or the subject matter hereof without the written consent of the other Party hereto and any purported assignment without such consent shall be void ab initio and of no effect. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

12.7	Conflicts

Unless otherwise specifically stated, the provisions of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of the Assignment and Assumption Agreement or any other document or instrument executed or delivered by either Party in connection with the transactions completed hereunder.

12.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

12.9	Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

12.10	Waiver and Amendment

This Agreement may not be amended except by written agreement between the Parties. No waiver of any provision of this Agreement will be valid unless it is in writing and signed by each Party.

12.11	Counterparts

This Agreement may be signed in counterparts and delivered by facsimile or email and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

IAMGOLD CORPORATION

By:	“Jeffery A. Snow”
	Name:	Jeffery A. Snow
	Title:	General Counsel and SVP, Business Development

SANDSTORM GOLD LTD.

By:	“Nolan Watson”
	Name:	Nolan Watson
	Title:	President and CEO

Schedule A
FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS AGREEMENT is made as of the ____ day of ______________, _____

BETWEEN:

IAMGOLD CORPORATION, a company incorporated under the laws of Canada,

(the “Assignor”),

AND

SANDSTORM GOLD LTD., a company incorporated under the laws of the Province of British Columbia

(the “Assignee”),

WHEREAS:

A.	The Assignor and the Assignee entered into a Royalty Purchase and Sale Agreement dated as of even date (the “Royalty Purchase Agreement”).

B.	This Assignment and Assumption Agreement is the Assignment and Assumption Agreement to be entered by the Assignor and the Assignee in accordance with the terms of the Royalty Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements of the Assignor and the Assignee contained in this Assignment and Assumption Agreement and in the Royalty Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of all of which is hereby acknowledged by each of the Assignor and the Assignee, the Assignor and the Assignee hereby agree as follows:

1.	Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Royalty Purchase Agreement.

2.	Effective January 1, 2015, the Assignor hereby assigns and transfers to the Assignee the Royalty Agreement and all of the Assignor’s right, title and interest therein. For greater certainty, any of the Assignor’s rights and liabilities arising out of, concerning or relating to the requirements of Sections 5.2, 5.4 and 5.6 of the Royalty Agreement in relation to the period prior to January 1, 2015 save and except for rights pursuant to the provisions of Section 6.4) shall remain with the Assignor. The post-closing covenants set out in Section 9 of the Royalty Purchase Agreement shall continue in full force and effect, unamended, notwithstanding the execution and delivery of this Assignment and Assumption Agreement by the Assignor and the Assignee.

3.	The Assignee hereby accepts the assignment of the Royalty Agreement and assumes and agrees to perform all of the obligations of the Assignor thereunder and covenants and agrees with the Assignor to pay and discharge as and when due and be responsible for and indemnify and save harmless the Assignor from and against the Assumed Liabilities in respect of the Royalty Agreement in the manner and to the extent provided in the Royalty Purchase Agreement.

4.	The rights and obligations of the parties hereto are subject to the terms and provisions of the Royalty Purchase Agreement and in the event of any inconsistency between the terms hereof and the terms of the Royalty Purchase Agreement, the terms of the Royalty Purchase Agreement shall govern.

5.	This Assignment and Assumption Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.	This Assignment and Assumption Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

7.	This Assignment and Assumption Agreement may be signed in counterparts and delivered by facsimile or email and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

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IN WITNESS WHEREOF the parties have executed this Assignment and Assumption Agreement as of the day and year first above written.

IAMGOLD CORPORATION

By:
Name:
Title:

SANDSTORM GOLD LTD.

By:
Name:
Title:

Schedule B
Form of ROYALTY PAYORS Assumption Agreement

TO: DIAVIK DIAMOND MINES INC. and DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP

WHEREAS Diavik Diamond Mines Inc. (“DDMI”), Harry Winston Diamond Mines Ltd. (formerly named Aber Diamond Mines Ltd.) (“Aber”) and Repadre Capital Corporation (“Repadre”) have executed a royalty agreement dated as of the 30th day of September 2003 (such agreement, together with all amendments, supplements, restatements and replacements thereof from time to time, is herein referred to as the “Royalty Agreement”);

AND WHEREAS IAMGOLD Corporation (the “Transferor”) is a successor by amalgamation to Repadre;

AND WHEREAS Aber transferred its rights and obligations in and to the Royalty Agreement to Harry Winston Diamond Limited Partnership (“Harry Winston”) and Harry Winston transferred its rights and obligations in and to the Royalty Agreement to Dominion Diamond Diavik Limited Partnership (“DDDLP”), such that the Royalty Agreement is between DDMI, DDDLP and the Transferor;

AND WHEREAS the Transferor intends to Transfer to Sandstorm Gold Ltd. (the “Transferee”) all of the Transferor’s interest in the Royalty Agreement;

AND WHEREAS pursuant to section 13 of the Royalty Agreement, the Transferor has agreed not to Transfer its interest in the Royalty Agreement, unless the Transferee rst executes and delivers to DDMI and DDDLP an assumption agreement pursuant to which the Transferee assumes the obligations of the Transferor under the Royalty Agreement to the extent of the Transferred Interest (as dened below);

NOW THEREFORE the parties hereto hereby agree as follows:

1.	The Transferor and the Transferee hereby conrm in favour of DDMI and DDDLP that the Transferor will irrevocably Transfer to the Transferee, and the Transferee will irrevocably assume, as of January 1, 2015 (the “Transfer Date”), all of the Transferor’s right, title and benecial interest in the Aber Royalty and the DDMI Royalty and all rights and obligations in and to the Royalty Agreement (the “Transferred Interest”). For greater certainty, any of the Transferor’s rights and liabilities arising out of, concerning or relating to the requirements of Sections 5.2, 5.4 and 5.6 of the Royalty Agreement in relation to the period prior to January 1, 2015 (save and except for rights pursuant to the provisions of Section 6.4) shall remain with the Transferor.

2.	The Transferee:

2.1	represents and warrants that it has the power and capacity, and is legally authorized, to enter into this Agreement and that the performance of its obligations pursuant hereto and pursuant to the Royalty Agreement are not prohibited or restricted by any law binding upon or applicable to it; and

2.2	conrms that it has received a copy of the Royalty Agreement and that it shall, on and after the Transfer Date, be bound by the provisions of the Royalty Agreement as if it were an original signatory thereto and shall assume, comply with and perform fully, in accordance with the terms of the Royalty Agreement, all of the obligations of the Transferor which by the terms of the Royalty Agreement are required to be performed by the Transferor, to the extent of the Transferred Interest.

3.	The Transferor conrms that, notwithstanding such Transfer of the Transferred Interest, it will continue to be bound by the terms of the Royalty Agreement, including section 13.3 thereof.

4.	The Transferee does hereby advise DDMI and DDDLP pursuant to the provisions of section 17.3 of the Royalty Agreement, that Notices (as defined therein) to the Transferee as the royalty recipient thereunder, shall be given as follows:

Sandstorm Gold Ltd.
Suite 1400
400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Nolan Watson
Facsimile: (604) 689-7317
Email: nwatson@sandstormltd.com

5.	This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Northwest Territories and each of the parties hereby attorns to the non-exclusive jurisdiction of the courts in the Northwest Territories.

6.	This Agreement shall enure to the benet of and be binding upon the parties hereto and their respective successors and assigns. Neither the Transferor nor the Transferee shall assign its rights or obligations hereunder without the prior written consent of the other parties hereto.

7.	This Agreement may be executed by the parties hereto in one or more separate counterparts (including facsimile or email copies hereof) and all such counterparts and/or facsimile or email copies taken together, as signed, shall be deemed to constitute one and the same agreement.

8.	Unless otherwise dened herein, capitalized terms used herein shall have the meanings given to them in the Royalty Agreement.

9.	Each party hereto shall from time to time upon every reasonable request of another party hereto to do so, make, do, execute and deliver, or cause to be made, done, executed and delivered, all such further acts, deeds, assurances and things as may be necessary in the opinion of such other party for more effectively implementing and carrying out the true intent of this Agreement.

10.	Each party shall each bear its own expenses incurred in connection with this Agreement and the transactions contemplated herein, including, without limitation, any taxes payable in respect of the assignment of the Royalty Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized ofcers as of the ____th day of _____________, _______

IAMGOLD CORPORATION

By:
Name:
Title:

SANDSTORM GOLD LTD.

By:
Name:
Title:

Schedule C
form of warrant certificate

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 24, 2015.

THIS WARRANT CERTIFICATE WILL BE VOID AND OF NO VALUE AT 4:30 P.M. (VANCOUVER TIME) ON THE EXPIRY DATE (AS HEREINAFTER DEFINED).

WARRANT TO PURCHASE COMMON SHARES

OF

SANDSTORM GOLD LTD.
(existing under the laws of the Province of British Columbia)

Warrant No. – 2015-1	Number of Warrants represented by this certificate: 3,000,000

THIS CERTIFIES THAT, for value received, IAMGOLD Corporation, 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4 (the “Warrantholder”) is entitled to exercise warrants (the “Warrants”) represented hereby to purchase up to 3,000,000 fully paid and non-assessable common shares (the “Warrant Shares”) of Sandstorm Gold Ltd. (the “Corporation”) pursuant to this share purchase warrant certificate (the “Warrant Certificate”) on the following terms and conditions:

(a)	The Warrants shall vest on the first day immediately following Initial Production (as defined in Schedule “A”). The first day immediately following Initial Production shall be referred to herein as the “Vesting Date”.

(b)	The “Expiry Date” referred to herein shall be the five year anniversary of the effective date of March 23, 2015, being March 23, 2020.

(c)	The Warrants may be exercised at any time from and after the Vesting Date up to 4:30 p.m. (Vancouver Time) (the “Expiry Time”) on the Expiry Date upon payment in the manner and at the place herein provided.

(d)	The “Exercise Price” referred to herein shall be US$4.50 per Warrant Share.

(e)	This Warrant Certificate has further terms and conditions attached thereto as set out in Schedule “A” attached hereto.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this ______ day of , 2015.

SANDSTORM GOLD LTD.

Per:
Authorized Signing Officer

SCHEDULE “A”

Terms and conditions attached to Warrant No. 2015-1 of Sandstorm Gold Ltd. dated March 23, 2015.

1.	Currency

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

2.	Definitions: In this Warrant Certificate, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:

(a)	“Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time;

(b)	“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions are closed in Vancouver, British Columbia or Toronto, Ontario;

(c)	“Common Shares” means the common shares of the Corporation as such shares are constituted on the date hereof, as the same may be reorganized, reclassified or otherwise changed pursuant to any of the events set out in Section 12 hereof;

(d)	“Corporation” shall have the meaning ascribed thereto on the face page hereof;

(e)	“Current Market Price” of a Common Share at any date means the volume weighted average trading price on the TSX, or such other stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five Trading Days ending three Trading Days prior to the relevant date or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market with the volume weighted average price per Common Share being determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said five Trading Days by the aggregate number of Common Shares so sold or, if the Common Shares are not listed or quoted on any stock exchange or over-the-counter market, such price as may be determined by the directors of the Corporation;

(f)	“Diavik Mine” means the Diavik Diamond Mine currently operated by Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc;

(g)	“Dividends Paid in the Ordinary Course” means dividends paid in any financial year of the Corporation, whether in (i) cash; (ii) shares of the Corporation; (iii) warrants or similar rights to purchase any shares of the Corporation or property or other assets of the Corporation provided that the value of such dividends does not in such financial year exceed the greater of:

(i)	100% of the aggregate amount of dividends paid by the Corporation on the Common Shares in the 12-month period ending immediately prior to the first day of such financial year; and

(ii)	50% of the consolidated net earnings from continuing operations of the Corporation, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada);

(h)	“Exercise Price” shall have the meaning ascribed thereto on the face page hereof;

(i)	“Expiry Date” shall have the meaning ascribed thereto on the face page hereof;

(j)	“Expiry Time” shall have the meaning ascribed thereto on the face page hereof;

(k)	“IAMGOLD” means IAMGOLD Corporation;

(l)	“Initial Production” means the earlier of the date on which diamonds in rough form produced from the A21 pipe on the Property (as defined in the Royalty Agreement) for commercial purposes are first (i) sold or transferred to any third party or (ii) valued by either a Government Valuator (as defined in the Royalty Agreement) as required by the Canada Mining Regulations (as defined in the Royalty Agreement) or by an independent valuator pursuant to Section 4.1(b) or Section 4.1(c) of the Royalty Agreement. For clarity, Initial Production would not be triggered if sales or transfers occur in connection with treating or shipping of bulk samples for testing or other non-commercial purposes;

(m)	“person” means an individual, corporation, partnership, trust, fund and an association, syndicate, organization or other organized group of persons whether incorporated or not, an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(n)	“Rights Offering” shall have the meaning set out in Section 12(b)(ii) in this Warrant Certificate;

(o)	“Royalty Agreement” has the meaning ascribed thereto to the Royalty Purchase and Sale Agreement, as the same has been assigned to Sandstorm pursuant to the Assignment and Assumption Agreement between IAMGOLD and Sandstorm dated as of March 23, 2015;

(p)	“Royalty Purchase and Sale Agreement” means the royalty purchase and sale agreement between IAMGOLD and Sandstorm dated March 23, 2015;

(q)	“Subscription Form” means the subscription form annexed to this Warrant Certificate;

(r)	“Transfer Form” means the transfer form annexed to this Warrant Certificate;

(s)	“TSX” means the Toronto Stock Exchange;

(t)	“Trading Day” with respect to a stock exchange, market or over-the-counter market means a day on which such stock exchange or over-the-counter market is open for business;

(u)	“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S adopted by the United States Securities Exchange Commission under the U.S. Securities Act;

(v)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(w)	“Vesting Date” shall have the meaning ascribed thereto on the face page hereof;

(x)	“Warrant” shall have the meaning ascribed thereto on the face page hereof;

(y)	“Warrantholder” shall have the meaning ascribed thereto on the face page hereof;

(z)	“Warrant Certificate” shall have the meaning ascribed thereto on the face page hereof; and

(aa)	“Warrant Share” shall have the meaning ascribed thereto on the face page hereof.

3.	Expiry Time: At the Expiry Time, all rights under the Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall expire and be of no further force and effect.

4.	Exercise Procedure:

(a)	From and after the Vesting Date, the Warrantholder may exercise the right to subscribe and purchase the number of Warrant Shares herein provided, by delivering to the Corporation prior to the Expiry Time at its principal office (or at such other location as designated by the Corporation in writing to the Warrantholder) this Warrant Certificate, with the Subscription Form attached hereto duly completed and executed by the Warrantholder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, together with a certified cheque or bank draft payable to or to the order of the Corporation in an amount equal to the aggregate Exercise Price in respect of the Warrants so exercised. Any Warrant Certificate so surrendered shall be deemed to be surrendered only upon delivery thereof to the Corporation at its principal office set forth herein (or at such other location as designated by the Corporation in writing to the Warrantholder).

(b)	Upon such delivery and payment as aforesaid, the Corporation shall cause to be issued to the Warrantholder hereof the Warrant Shares subscribed for not exceeding those which such Warrantholder is entitled to purchase pursuant to this Warrant Certificate and the Warrantholder hereof shall become a shareholder of the Corporation in respect of the Warrant Shares subscribed for with effect from the date of such delivery and shall be entitled to delivery and payment of a certificate evidencing the Warrant Shares and the Corporation shall cause such certificates to be mailed to the Warrantholder hereof at the address or addresses specified in such subscription as soon as practicable, and in any event within five (5) Business Days after such delivery and payment.

(c)	The certificate or certificates representing Warrant Shares issued before July 24, 2015 upon exercise of the Warrants represented hereby shall be impressed with the legend substantially in the following form:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 24, 2015.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY, ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

(d)	These Warrants and the Warrant Shares issuable upon exercise of these Warrants have not been and will not be registered under the U.S. Securities Act or under state securities laws of any state in the United States. Accordingly, these Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of these Warrants has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect, as applicable.

5.	Partial Exercise: The Warrantholder may subscribe for and purchase a number of Warrant Shares less than the maximum number the Warrantholder is entitled to purchase pursuant to the full exercise of this Warrant Certificate. In the event of any such subscription prior to the Expiry Time, the Warrantholder shall be entitled to receive, without charge, a new Warrant Certificate in respect of the balance of the Warrant Shares which the Warrantholder was entitled to subscribe for pursuant to this Warrant Certificate and which were then not purchased.

6.	No Fractional Shares: Notwithstanding any adjustments provided for in Section 12 hereof or otherwise, the Corporation shall not be required upon the exercise of any Warrants to issue fractional Warrant Shares in satisfaction of its obligations hereunder and, in any such case, the number of Warrant Shares issuable upon the exercise of any Warrants shall be rounded down to the nearest whole number. The Corporation shall not be required to make any payment to the Warrantholder who, absent this Section 6 hereof, would otherwise have been entitled to receive a fractional Warrant Share.

7.	Exchange of Warrant Certificates: Subject to Section 8 hereof, this Warrant Certificate may be exchanged for Warrant Certificates representing in the aggregate the same number of Warrants and entitling the Warrantholder thereof to subscribe for and purchase an equal aggregate number of Warrant Shares at the same Exercise Price and on the same terms as this Warrant Certificate (with or without legends as may be appropriate).

8.	Register of Warrantholders and Transfer of Warrants: The Corporation shall cause a register to be kept in which shall be entered the names and addresses of all Warrantholders and the number of Warrants held by them. The Warrants are transferable and the term “Warrantholder” shall mean and include any successor, transferee or assignee of the current or any future Warrantholder. No transfer of the Warrants evidenced hereby or any portion of the rights hereunder will be valid unless duly entered on the appropriate register kept by the Corporation. The Warrants may be transferred by the Warrantholder by completing and delivering to the Corporation the Transfer Form attached hereto duly completed and executed by the Warrantholder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, and upon compliance with all applicable securities laws. The transferee of a Warrant shall, after a transfer form is duly completed and upon compliance with all other reasonable requirements of the Corporation or law, be entitled to have his, her or its name entered on the register kept by the Corporation as the owner of such Warrant, free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

9.	Not a Shareholder: Nothing in this Warrant Certificate or in the holding of a Warrant evidenced hereby shall be construed as conferring upon the Warrantholder any right or interest whatsoever as a shareholder of the Corporation.

10.	No Obligation to Purchase: Nothing herein contained or done pursuant hereto shall obligate the Warrantholder to subscribe for or the Corporation to issue any shares except those shares in respect of which the Warrantholder shall have exercised its right to purchase hereunder in the manner provided herein.

11.	Covenants:

(a)	The Corporation covenants and agrees that so long as any Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Warrant Shares to satisfy the right of purchase herein provided for, it will cause the Warrant Shares subscribed for and purchased in the manner herein provided to be issued and delivered as directed and such Warrant Shares shall be issued as fully paid and non-assessable Common Shares and the holders thereof shall not be liable to the Corporation or to its creditors in respect thereof.

(b)	The Corporation covenants and agrees that until the Expiry Time, while the Warrants (or remaining portion thereof) shall be outstanding, the Corporation shall use reasonable efforts to preserve and maintain its corporate existence, to remain listed on the TSX and maintain its status as a “reporting issuer” not in default of the requirements of the applicable securities laws in the Canadian jurisdictions in which the Corporation is currently a reporting issuer, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation to cease its corporate existence, cease to be listed on the TSX or cease to be a “reporting issuer”, respectively, so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX.

(c)	The Corporation shall use its best efforts to ensure the Warrant Shares are listed and posted for trading on the TSX or such other stock exchange or over-the-counter market as the Common Shares may be listed or quoted (as the case may be) at the time of exercise of the Warrants.

(d)	If the issuance of the Warrant Shares upon the exercise of the Warrants requires any filing or registration with or approval of any securities regulatory authority or other governmental authority or compliance with any other requirement under any law before such Warrant Shares may be validly issued (other than the filing of a prospectus or similar disclosure document), the Corporation agrees to take such actions as may be necessary to secure such filing, registration, approval or compliance, as the case may be.

(e)	The Corporation covenants and agrees that so long as any Warrants evidenced hereby remain outstanding, it shall forthwith give notice to the Warrantholder of Initial Production.

12.	Adjustments:

(a)	Adjustment: The rights of the holder of these Warrants, including the number of Warrant Shares issuable upon the exercise of such Warrants, will be adjusted from time to time in the events and in the manner provided in, and in accordance with the provisions of, this Section 12. The purpose and intent of the adjustments provided for in this Section 12 is to ensure that the rights and obligations of the Warrantholder are neither diminished or enhanced as a result of any of the events set forth in paragraphs (b), (c) or (d) of this Section 12. Accordingly, the provisions of this Section 12 shall be interpreted and applied in accordance with such purpose and intent.

(b)	The Exercise Price in effect at any date will be subject to adjustment from time to time as follows:

(i)	Share Reorganization: If and whenever at any time during the Adjustment Period, the Corporation shall (A) subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares, (B) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares, or (C) fix a record date for the issue of Common Shares or securities convertible into or exchangeable for Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution other than a Dividend Paid in the Ordinary Course, then, in each such event, the Exercise Price shall, on the record date for such event or, if no record date is fixed, the effective date of such event, be adjusted so that it will equal the rate determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares outstanding on such date after giving effect to such event. Such adjustment shall be made successively whenever any such event shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for such stock dividend for the purpose of calculating the number of outstanding Common Shares under paragraphs 12(b)(i) and (ii) hereof.

(ii)	Rights Offering: If and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling the holders thereof, within a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date (a “Rights Offering”), then the Exercise Price shall be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this paragraph 12(b)(ii) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(iii)	Distribution: If and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the making of a distribution to all or substantially all of the holders of Common Shares of (A) shares of any class other than Common Shares whether of the Corporation or any other corporation, (B) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets of the Corporation (other than a Rights Offering as described in Section 12(b)(ii)), (C) evidences of indebtedness, or (D) cash, securities or other property or assets then, in each such case and if such distribution does not constitute a Dividend Paid in the Ordinary Course, or fall under clauses (i) or (ii) of this Section 12 above, the Exercise Price will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which the Corporation announces its intention to make such distribution, less the aggregate fair market value (as determined by the directors, acting reasonably, at the time such distribution is authorized, and subject to TSX acceptance) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this paragraph 12(b)(iii) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon such rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or warrants, as the case may be.

(c)	Reclassifications: If and whenever at any time during the Adjustment Period, there is (A) any reclassification of or amendment to the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Corporation (other than as described in subsection 12(b) hereof), (B) any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other corporation resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Corporation, or (C) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity, then, in each such event, the Warrantholder of these Warrants which are thereafter exercised shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such Warrantholder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities or property which such Warrantholder would have been entitled to receive as a result of such event if, on the effective date thereof, such Warrantholder had been the registered holder of the number of Common Shares to which such Warrantholder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Warrantholder of this Warrant Certificate to the end that the provisions set forth in this subsection will thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or other securities or property thereafter deliverable upon the exercise of these Warrants. Any such adjustments will be made by and set forth in an instrument supplemental hereto approved by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(d)	If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsection 12(b)(i) or 12(c) of this Warrant Certificate, then the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

13.	Rules Regarding Calculation of Adjustment of Exercise Price:

(a)	The adjustments provided for in Section 12 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest whole Warrant Share and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 13.

(b)	No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the Exercise Price is required unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)	No adjustment in the Exercise Price will be made in respect of any event described in Section 12, other than the events referred to in clause 12(c), if the Warrantholder is entitled to participate in such event (subject to TSX acceptance) on the same terms, mutatis mutandis, as if the Warrantholder had exercised this Warrant prior to or on the effective date or record date of such event.

(d)	No adjustment in the Exercise Price will be made under Section 12 in respect of the issue from time to time of Common Shares issuable from time to time as Dividends Paid in the Ordinary Course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend.

(e)	If at any time a question or dispute arises with respect to adjustments provided for in Section 12, such question or dispute will be conclusively determined by the auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Corporation and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Warrantholder. The Corporation will provide such auditor or chartered accountant with access to all necessary records of the Corporation.

(f)	In case the Corporation after the date of issuance of these Warrants takes any action affecting the Common Shares, other than action described in Section 12, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Warrantholder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation in their sole discretion, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(g)	If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(h)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to these Warrants, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(i)	As a condition precedent to the taking of any action which would require any adjustment to the Warrant Shares issuable under these Warrants, including the Exercise Price, the Corporation shall take any corporate action which may be necessary in order that the Corporation or any successor to the Corporation or successor to the undertaking or assets of the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Warrantholder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(j)	The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 12, forthwith give notice to the Warrantholder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(k)	The Corporation covenants to and in favour of the Warrantholder that so long as this Warrant remains outstanding, it will give notice to the Warrantholder of the effective date or of its intention to fix a record date for any event referred to in Section 12 whether or not such action would give rise to an adjustment in the Exercise Price or the number and type of securities issuable upon the exercise of the Warrants, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date or effective date.

(l)	In any case that an adjustment pursuant to Section 12 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence and consummation of such event, issuing to the Warrantholder of these Warrants, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Warrantholder an appropriate instrument evidencing the Warrantholder’s right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Exercise Date or such later date as the Warrantholder would, but for the provisions of this subsection, have become the holder of record of such additional Warrant Shares or of such other securities or property.

14.	Consolidation and Amalgamation:

(a)	The Corporation shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would, directly or indirectly, become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Corporation and the successor corporation shall have executed such instruments and done such things as the Corporation, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Corporation under this Warrant Certificate, and

(ii)	the Warrants and the terms set forth in this Warrant Certificate will be valid and binding obligations of the successor corporation entitling the Warrantholder, as against the successor corporation, to all the rights of the Warrantholder under this Warrant Certificate.

(b)	Whenever the conditions of subsection 14(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Corporation under these Warrants in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Corporation may be done and performed with like force and effect by the like directors or officers of the successor corporation.

15.	Representation and Warranty: The Corporation hereby represents and warrants with and to the Warrantholder that the Corporation is duly authorized and has all corporate and lawful power and authority to create and issue these Warrants and the Warrant Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant Certificate represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

16.	If Share Transfer Books Closed: The Corporation shall not be required to deliver certificates for Warrant Shares while the share transfer books of the Corporation are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Warrant Shares called for thereby during any such period delivery of certificates for Warrant Shares may be postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books, provided that any such postponement of delivery of certificates shall be without prejudice to the right of the Warrantholder, if the Warrantholder has surrendered the same and made payment during such period, to receive such certificates for the Warrant Shares called for after the share transfer books shall have been re-opened.

17.	Lost Certificate: If the Warrant Certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed the Corporation shall issue and countersign a new Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost mutilated or destroyed provided that the Warrantholder shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft, shall, as a condition precedent to the issue thereof, furnish to the Corporation such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate as shall be satisfactory to the Corporation, in its sole discretion acting reasonably, and the Warrantholder may also be required to furnish an indemnity in form satisfactory to the Corporation, in its sole discretion acting reasonably, and shall pay the reasonable charges of the Corporation in connection therewith.

18.	Governing Law: These Warrants shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws, rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

19.	Severability: If any one or more of the provisions or parts thereof contained in this Warrant Certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom.

20.	Headings: The headings of the articles, sections, subsections and clauses of this Warrant Certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Warrant Certificate.

21.	Numbering of Articles, etc.: Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause, subclause or schedule refers to the article, section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant Certificate.

22.	Gender: Whenever used in this Warrant Certificate, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

23.	Day not a Business Day: In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

24.	Binding Effect: This Warrant Certificate and all of its provisions shall enure to the benefit of the Warrantholder, its successors, assigns and legal personal representatives and shall be binding upon the Corporation and its successors.

25.	Notice: Unless herein otherwise expressly provided, a notice to be given hereunder will be deemed to be validly given if the notice is given in writing and sent by facsimile, email or prepaid same day courier addressed as follows:

(a)	If to the Warrantholder at:

IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, ON M5H 2Y4

Attention:	Jeffery Snow
Email:	jeffery_snow@iamgold.com

(b)	If to the Corporation at:

Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Attention:	Nolan Watson
Facsimile:	(604) 689-7317
Email:	nwatson@sandstormltd.com

26.	Time of Essence: Time shall be of the essence hereof.

SUBSCRIPTION FORM

TO:	Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Attention: Nolan Watson

The undersigned holder of the within Warrant hereby irrevocably subscribes for                             Warrant Shares of Sandstorm Gold Ltd. (the “Corporation”) pursuant to the within Warrant and tenders herewith a certified cheque or bank draft for $                                 (US$4.50 per Warrant Share, subject to adjustment in accordance with Section 12 of the Warrant Certificate) in full payment therefor.

The undersigned holder represents, warrants and certifies that the undersigned holder (i) at the time of exercise of the Warrant is not in the United States; (ii) is not a “U.S. person” as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended; (iii) is not exercising the Warrant on behalf of a “U.S. person” or a person in the United States; and (iv) did not execute or deliver this exercise form in the United States.

The undersigned hereby directs that the Warrant Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF WARRANT SHARES

Please check if the certificates representing the Warrant Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which the certificates representing the Warrant Shares will be mailed to the address in the registration instructions set out above.

If any Warrants represented by this Warrant Certificate are not being exercised, a new Warrant Certificate representing the unexercised Warrants will be issued and delivered with the certificate representing the Warrant Shares.

If the Subscription Form indicates that Warrant Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Subscription Form must be guaranteed by a Canadian chartered bank, or eligible guarantor institution with membership in an approved signature guarantee medallion program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

DATED this                    day of                                                     , 20    .

Signature of Warrantholder guaranteed by:

Medallion Signature Guarantee Stamp of Warrantholder	Signature of Warrantholder

Witness	Signature of Warrantholder

Name of Warrantholder

Name of Authorized Representative

Address of Warrantholder

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned (the “Transferor”) hereby sells, assigns and transfers unto , (the “Transferee”) (include name and address of the transferee) ____________________ (number of Warrants) Warrants exercisable for common shares of Sandstorm Gold Ltd. (the “Corporation”) registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints the Corporate Secretary of the Corporation as the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

Capitalized terms not defined herein have the meaning set out in the attached Warrant Certificate dated , 2015 (the “Warrant Certificate”).

DATED this _______ day of ___________________, 20___.

Signature of Transferor guaranteed by:

Medallion Signature Guarantee Stamp of Warrantholder	Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

The undersigned Transferee hereby represents, warrants and certifies that said transferee (i) was not offered the Warrants in the United States and is not in the United States; (ii) is not a “U.S. person” as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended; (iii) is not acquiring the Warrants on behalf of a “U.S. person” or a person in the United States; and (iv) did not execute or deliver this transfer form in the United States.

It is understood that the Corporation may require additional evidence necessary to verify the foregoing.

DATED this _______ day of ___________________, 20___.

Witness	Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

Note:

The signature of the Transferor must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.